Exhibit 99.1

Bloomberg

BioNTech Sees Potential to Supply 3 Billion Doses in 2022

By Naomi Kresge and Matthew Miller

9. März 2021, 22:13 MEZ Updated on 10. März 2021, 09:15 MEZ

- CEO Sahin says lifting vaccine production depends on demand

- Company already in discussion about Covid booster shots

BioNTech SE could have capacity to make 3 billion doses of Covid-19 vaccine with U.S. partner Pfizer Inc. next year, the German company’s chief executive officer said, making their pioneering shot far more widely available around the world.

“In principle, we could further increase manufacturing capacity,” Ugur Sahin said Tuesday in an interview with Bloomberg TV. “It depends on demand, it depends on factors such as if an additional boost to vaccinations is required.”

Demand is growing around the world for Covid vaccines that countries desperately need to breathe back life into economies, return children to schools and get people back into offices and shops. Both the U.S. and Europe have sought to accelerate vaccine deliveries this year as new, more aggressive variants of the virus spread.

“We have an order book of already 1.3 billion orders, which is already fixed,” Sahin said. “We are discussing additional doses -- hundreds of millions of doses as options -- with government organizations.”

BioNTech shares rose as much as 1.3% early Wednesday in Frankfurt.

The two companies have committed to make 2 billion doses of their two-shot vaccine this year. Pfizer promised to ship two-thirds of the U.S.’s 300 million-dose order by the end of May. In the European Union, the partners have promised to ship at least 500 million doses this year, with an option for an additional 100 million doses.

Pfizer has projected about $15 billion in revenue this year from Covid vaccine sales, and CEO Albert Bourla said the price of the shot may increase.

Mutant Strains

Concerns about mutated versions of the virus may also drive demand if new variants evolve with the ability to evade current inoculations. BioNTech is already discussing potential orders for boosters, Sahin said.

BioNTech and Pfizer have begun laying the groundwork for a booster shot of their vaccine, which uses a new technology called messenger RNA. One trial, begun in February, is examining the safety and immune response of a third dose of the vaccine in people who took part in an early study of the shot last year. The partners have also said they’re planning a human test of a new vaccine that’s specific to a particularly problematic vaccine variant that emerged late last year in South Africa.

“We now understand the evolution of the virus can result in new variants that come with new biological and medical features,” Sahin said. “The whole world was not prepared for this pandemic, and we now understand that this could happen again.”

In lab studies using blood of people who’ve been inoculated, the existing form of the vaccine seems to be less effective against the South Africa strain than against other mutant versions of the coronavirus. While the vaccine still appears to offer some protection, the implications of the variants remain unclear.

The companies will gain more data on the South Africa variant within six to eight weeks, Sahin said.

The Pfizer-BioNTech vaccine is cleared in more than 50 countries. Aside from the EU and the U.S., other major orders have come from Japan, Canada and the U.K.

EU Solidarity

The BioNTech chief called for continued solidarity among EU countries, despite concerns in countries like Germany that tethering vaccine purchasing and distribution to the bloc has slowed the immunization push. In the U.K., more than a third of the population has received a shot, compared with 6% in Germany, according to Bloomberg’s vaccination tracker.

“At the end of the day we have to see that Germany is not an isolated state,” Sahin said. “It’s part of Europe, and Europe decides and has to come to a common solution.”

As vaccine campaigns pick up, Sahin said he’s optimistic that inoculations will become more widespread this year and next.

“I’m pretty confident that we will be able to provide vaccines in Europe and the U.S. and that everyone who requires a vaccine gets a vaccine by the end of summer,” Sahin said, provided there are no production glitches. “Within 2022, we hope to have enough to vaccinate around the world.”

(Updates with shares in fifth paragraph, additional comment in 14th, 15th)

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This statement contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer regarding a COVID-19 vaccine; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimate for 2021 as well as the timing and expectations of manufacturing capacities of the manufacturing network. Any forward-looking statements in this statement are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report for the Three and Nine Months Ended September 30, 2020, filed as Exhibit 99.2 to its Current Report on Form 6-K filed with the SEC on November 10, which is available on the SEC’s website at www.sec.gov. All information in this statement is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

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Media@biontech.de

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